FORM RW

November 24, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
AMCI Acquisition Corp.
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-249988

Ladies and Gentlemen:

On November 9, 2020, AMCI Acquisition Corp., a Delaware corporation, filed a Registration Statement on Form S-4 (File No. 333-249988) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the registration of 25,500,000 shares of the Company’s common stock to be issued by the Company to the holders of the capital stock of Advent Technologies, Inc. (“Advent”) in connection with a business combination between the Company and Advent.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement.  The Company is seeking withdrawal in anticipation of the filing of a new registration statement in connection with the contemplated transaction.  The Company confirms that no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements of the Company or an affiliate.

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission confirm the withdrawal of the Registration Statement with the Company’s outside counsel, Jeffrey W. Rubin of Ellenoff Grossman & Schole LLP, at jrubin@egsllp.com (telephone 646-665-5809), as soon as possible.

Please feel free to contact Mr. Rubin if you have any questions. Thank you for your assistance with this matter.

Thank you for your assistance in this matter.

Sincerely,

AMCI Acquisition Corp.
By:  /s/ William Hunter
Chief Executive Officer